UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment     )*


                           Rapid Bio Tests Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   753339-10-0
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                                 (CUSIP Number)

 Karin C. Carter, 4100 Newport Place Street, Suite 830, Newport Beach, CA 92660
                                 (949) 250-8655
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                June 19, 2003
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 753339-10-0
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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Geoffrey V.F. Seaman
     ---------------------------------------------------------------------------
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     00
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) [_]

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6.   Citizenship or Place of Organization

     United States
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               7.   Sole Voting Power     21,000,000
  NUMBER OF                               ----------
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power         0
 OWNED BY                                      ---
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power    21,000,000
   PERSON                                     ----------
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power     0
                                                ---
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     21,000,000
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)

     69.7%
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14.  Type of Reporting Person (See Instructions)

     IN
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ITEM 1. SECURITY AND ISSUER
---------------------------
This statement relates to shares of the common stock, $.001 par value of Rapid Bio Tests Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5409 Ivy Street, Springfield OR 97478.

ITEM 2. IDENTITY AND BACKGROUND
--------------------------------

     (a) Name:                                  Geoffrey V.F. Seaman

     (b) Business address:                      5409 Ivy Street, Springfield OR
                                                97478.

     (c) Present Principal Occupation:          President and Chief Executive
                                                Officer of the Issuer

     (d) Disclosure of Criminal Proceedings:    Dr. Seaman has not been
                                                convicted in any criminal
                                                proceeding at any time.

     (e) Disclosure of Civil Proceedings:       Dr. Seaman has not been
                                                subject to any judgment, decree
                                                or final order enjoining
                                                violations of or prohibiting
                                                or mandating activities subject
                                                to federal or state securities
                                                laws or finding any violations
                                                with respect to such laws.

     (f) Citizenship.                           Dr. Seaman is a citizen
                                                of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

The Registrant issued 21,000,000 shares of its common stock to Dr. Seaman in exchange for his management services and certain intellectual property necessary to develop the Registrant's proposed products and processes.

ITEM 4. PURPOSE OF TRANSACTION
-------------------------------

Dr. Seaman acquired 21,000,000 share as a personal investment and to express his Geoffrey V.F. Seaman economic commitment to the Issuer.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Dr. Seaman beneficially owns a total of 21,000,000 shares of the Issuer's common stock as follows:

 (a) Dr. Seaman directly and personally owns 21,000,000 shares of the Issuer's common stock as which comprises 69.7% of the Issuer's total issued and outstanding shares.

 (b) Dr. Seaman has sole voting and dispositive power as to the 21,000,000 shares he owns directly.

 (c) None.

 (d) Not Applicable.

 (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
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None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
----------------------------------------

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 19, 2003
-----------------------------
Date

/s/ Geoffrey V.F. Seaman
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Geoffrey V.F. Seaman




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)